UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NEXIMMUNE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

65344D109

(CUSIP Number)

c/o NexImmune, Inc.

9119 Gaither Road

Gaithersburg, Maryland 20878

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Sol J. Barer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,392,826(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,392,826(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,392,826(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.17%(1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of 2,217,814 shares of Class A Common Stock and 175,012 shares of Class A Common Stock underlying options that are exercisable as of December 31, 2022 or will become exercisable within 60 days after such date held by Dr. Barer.

(2)	Based on information provided by the Issuer, this percentage is calculated assuming that the total outstanding number of shares of Class A Common Stock was 26,078,451 on March 1, 2023.

Item 1.	Security and Issuer.

This Schedule 13D is filed with the U.S. Securities and Exchange Commission (the “Commission”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of NexImmune, Inc. (the “Issuer”). The Issuer’s principal executive officer is located at 9119 Gaither Road, Gaithersburg, Maryland 20878.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed on behalf of Dr. Sol J. Barer (“Dr. Barer”). Dr. Barer is referred to herein as the “Reporting Person”.

(b)	The Reporting Person has a principal business address of 2 Barer Lane, Mendham, New Jersey 07945

(c)	The Reporting Person is a member of the Issuer’s board of directors. The Issuer’s address is 9119 Gaither Road, Gaithersburg, Maryland 20878.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock to which this Statement relates were purchased by the Reporting Person using his personal funds.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors.

Except as set forth in this Schedule 13D, the Reporting Person does not have any plan or proposal that would relate to, or result in, any of the following matters:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

The Reporting Person reserves the right to propose or participate in future transactions which may result in one or more of the above listed actions. The Reporting Person also retains the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by him (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Person may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer.

(a)	and (b)

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Reporting Person and the information set forth in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

The percentage of Common Stock reported owned by the Reporting Person is 9.17% and is based upon 26,078,451 shares of Common Stock outstanding as of March 1, 2023, as reported on the Issuer’s annual report on Form 10-K filed with the Commission on March 28, 2023.

(c)

Except as described herein (see Item 3), during the past sixty (60) days there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Person or any person or entity for which the Reporting Person possesses voting or dispositive control over the securities thereof.

(d)

Other than as described in this Schedule 13D, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

B&S NexImmune Holdco, LLC holds 1,538,013 shares of Common Stock of the Issuer and Joshua Barer holds 346,577 shares of Common Stock of the Issuer. Joshua Barer is the sole manager of B&S NexImmune Holdco, LLC and has sole voting and dispositive control over the shares held by B&S NexImmune Holdco LLC. Joshua Barer may be considered the beneficial owner of the shares held by B&S NexImmune Holdco LLC and disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The Reporting Person is the father of Joshua Barer and is a member of Barer & Son Capital, LLC, which is a member of B&S NexImmune Holdco LLC, but the Reporting Person does not have voting or dispositive control over the shares held by B&S NexImmune Holdco LLC.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2023	By:	/s/ Sol J. Barer
Sol J. Barer